UNDERTAKING

TO: **TSX VENTURE EXCHANGE (the "Exchange")**

RE: **CONDUCT OF BUSINESS OF PHARMACAN CAPITAL CORP. ("PharmaCan"), A COMPANY TO BE LISTED ON THE EXCHANGE**

THE UNDERSIGNED, hereby undertakes as follows:

1. while listed on the Exchange, it will make investments (**"Investments"**) only in companies whose sole business is or will be the production, sale and distribution of medical marijuana in Canada, as permitted under a Health Canada license;
2. to seek Exchange approval for any Investment which is not an investment in a company whose business is or will be the production, sale and distribution of medical marijuana in Canada, as permitted under a Health Canada license; and
3. to seek Exchange approval for any Investment outside of Canada.

DATED at Toronto, Ontario as of the 28 day of November, 2014

PHARMACAN CAPITAL CORP.

Per: ______________________
Name: Paul Rosen
Title: Director

Per: ______________________
Name: Lorne Gertner
Title: Director

UNDERTAKING

TO: **TSX VENTURE EXCHANGE (the "Exchange")**

RE: **CONDUCT OF BUSINESS OF PHARMACAN CAPITAL CORP. ("PharmaCan"), A COMPANY TO BE LISTED ON THE EXCHANGE**

THE UNDERSIGNED, hereby undertakes as follows:

1. while listed on the Exchange, it will make investments ("Investments") only in companies whose sole business is or will be the production, sale and distribution of medical marijuana in Canada, as permitted under a Health Canada license;
2. to seek Exchange approval for any Investment which is not an investment in a company whose business is or will be the production, sale and distribution of medical marijuana in Canada, as permitted under a Health Canada license; and
3. to seek Exchange approval for any Investment outside of Canada.

DATED at Toronto, Ontario as of the ____ day of ________________, 2014

PHARMACAN CAPITAL CORP.

Per: ______________________________
Name: Paul Rosen
Title: Director

Per: ______________________________
Name: Lorne Gertner
Title: Director